UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Richfield Oil & Gas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

763358 10 8

(CUSIP Number)

J. David Gowdy, 175 S. Main Street, Suite 1210, Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

February 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.
1	Names of Reporting Persons. I.R.S. IDENTIFICATION Nos. of above persons (entities only) J. David Gowdy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,005,650
	8	Shared Voting Power 9,576,430
	9	Sole Dispositive Power 12,005,650
	10	Shared Dispositive Power 9,576,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,102,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.82%
14	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

Common stock, par value $0.001.

Item 2. Identity and Background

(a)	The name of the person filing this statement is _J. David Gowdy__ (“reporting person”);

(b)	The reporting person’s residence or business address is _175 S. Main Street, Suite 1210, Salt Lake City, UT 84111_;

(c)	The reporting person’s principal occupation or employment is __President, Zions Energy Corporation_;

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	The reporting person has not, during the last five years, been a party to any civil proceeding requiring disclosure under this item; and

(f)	The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired 1,772,250 shares for $375,000 cash, and 16,916,715 shares for services. The remaining 5,413,115 shares are held as the trustee of the Mountain Home Petroleum Trust, which was established by Douglas C. Hewitt, Sr. (See Item 6 below).

Item 4. Purpose of Transaction

The shares were acquired for investment. The reporting person has no plans or proposals of the type required to be reported in this Item 4.

Item 5. Interest in Securities of the Issuer

The aggregate number of shares held by the reporting person is 24,102,080, which is 8.8% of issued and outstanding shares of the issuer as of February 27, 2012.

Within the past 60 days, the reporting person gifted 25,000 shares to a personal friend for no consideration on February 6, 2012, and purchased 1,472,250 shares on March 5, 2012, for $300,000 from a former officer of the issuer in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person is the sole trustee of the Mountain Home Petroleum Trust, which was established by Douglas C. Hewitt, Sr. While the trust is revocable and Mr. Hewitt could revoke it or replace the trustee at will, the reporting person has the sole voting and dispositive power over the shares held in the trust.

Item 7. Material to Be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2012	/S/ J. David Gowdy
Date

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